Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                             17 August 2007


                                       WPP

                              2007 INTERIM RESULTS
                              --------------------

                 Billings up almost 5% at (pound)15.085 billion
                 ----------------------------------------------
         Reported revenue up 2% to (pound)2.921 billion and up almost 8%
         ---------------------------------------------------------------
                             in constant currencies
                             ----------------------
                        Like-for-like revenue up over 5%
                        --------------------------------
         Headline operating profit up over 6% to (pound)383 million and
         --------------------------------------------------------------
                       up over 12% in constant currencies
                       ----------------------------------
             Headline operating margin up 0.5 margin points to 13.1%
             -------------------------------------------------------
   Headline profit before tax up almost 7% to (pound)338 million and up almost
   ---------------------------------------------------------------------------
                           14% in constant currencies
                           --------------------------
       Profit before tax up over 2% to (pound)294 million and up almost 9%
       -------------------------------------------------------------------
                             in constant currencies
                             ----------------------
      Diluted headline earnings per share up over 9% at 18.2p and up almost
      ---------------------------------------------------------------------
                           19% in constant currencies
                           --------------------------
               Interim ordinary dividend up 20% to 4.32p per share
               ---------------------------------------------------


o    Billings up almost 5% at (pound)15.085 billion.

o Reported revenue up 2.0% to (pound)2.921 billion and up almost 8% in constant currencies.

o    Like-for-like revenue up 5.3%, gross margin up 5.7%.

o Headline operating profit up 6.1% to (pound)383.1 million from (pound)361.0 million and up over 12% in constant currencies.

o    Headline operating margin up 0.5 margin points to 13.1%.

o    Headline   profit  before  tax  up  6.9%  to   (pound)338.0   million  from
     (pound)316.1 million and up almost 14% in constant currencies.

o Profit before tax up 2.4% to (pound)294.1 million from (pound)287.1 million and up almost 9% in constant currencies.

o Diluted headline earnings per share up 9.6% to 18.2p from 16.6p and up almost 19% in constant currencies.

o Diluted earnings per share up 2.8% to 14.7p and up almost 12% in constant currencies.

o    Interim ordinary dividend up 20% to 4.32p per share.

o Average net debt for the first half up (pound)26 million to (pound)1,196 million from (pound)1,170 million, despite cash payments of (pound)417 million for net cash acquisition payments and share repurchases in the first six months.

o    Estimated  net  new  business  billings  of  (pound)1.565  billion  ($3.051 billion).

o Acquisition of new technology company 24/7 Real Media Inc. completed on 2 July 2007.

                                                                      WPP/Page 2

In this press release not all the figures and ratios used are readily available from the unaudited interim results included in Appendix I. Where required, details of how these have been arrived at are shown in note 17 of Appendix I.

Summary of Results
------------------

The Board of WPP announces its unaudited interim results for the six months ended 30 June 2007. These represent record levels of performance throughout the business and the achievement, as last year, of the Group's financial model, with like-for-like revenues growing over 5% and profits almost 10%, at the same time as earnings per share, on a constant currency basis, grew considerably faster in high double digits through a mixture of acquisitions, share buy-backs and a reduced tax charge.

Billings were up almost 5% at (pound)15.085 billion.

Reportable revenue was up 2.0% at (pound)2.921 billion. On a constant currency basis, revenue was up 7.7% compared with last year, with currency fluctuations, chiefly the strength of the (pound) sterling against the US dollar, in the first six months reducing the Group's revenue growth by almost 6 percentage points. Over the first half of the year, the US dollar declined 10% against sterling. As a number of our competitors report in US dollars and inter-currency comparisons are difficult to make, Appendix 2 shows WPP's interim results in reportable US dollars. This shows, for example, that US dollar reportable revenues were up by 12.3% to $5.764 billion, headline profits up 16.5% to $757.6 million and diluted headline earnings per share up 20.4% to 36.0(cent). Further analysis is included in Appendix 2.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 5.3% (gross margin up 5.7%) in the first half, the pace accelerating with 6.2% growth in the second quarter.

Headline earnings before interest, depreciation and amortisation ("EBITDA") was up 5.5% to (pound)452.5 million and up over 11% in constant currencies. Headline operating profit was up 6.1% to (pound)383.1 million from (pound)361.0 million and up 12.1% in constant currencies.

Headline operating margins rose yet again, in line with objectives, by 0.5 margin points to 13.1% from 12.6%, also in line with the full year margin target of 15.0%. Before short-term and long-term incentives (including the cost of share-based compensation), operating margins were flat with last year at 16.3%. Short and long-term incentives and the cost of share-based incentives amounted to (pound)92.2 million or 20.2% of operating profits before bonus and taxes, down slightly on last year as a result of currency movements and the first half impact of additional space and staff costs.

On a  reported  basis  the  Group's  staff  cost  to  revenue  ratio,  including incentives, improved 0.5 margin points to 59.9% in the first half of 2007, compared with the same period last year, as productivity rose. On a like-for-like basis, the average number of people in the Group, excluding associates, was 81,521 in the first half of the year, compared to 77,948 in 2006, an increase of 4.6%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2007 was 82,998 compared to 79,599 in June 2006, an increase of 4.3%.

Headline profit before tax was up 6.9% to (pound)338.0 million from (pound)316.1 million or up 13.7% in constant currencies.

                                                                      WPP/Page 3


Net finance costs (excluding the revaluation of financial instruments) were flat with last year at (pound)45.1 million compared with (pound)44.9 million in 2006, reflecting higher interest rates, offset by improved cash management and higher investment income.

Reported  profit  before  tax  rose  by  2.4%  to   (pound)294.1   million  from
(pound)287.1 million. In constant currencies pre-tax profits rose by 8.9%.

The tax rate on headline profit before tax was 26.9%, down 2.1 percentage points on the first half 2006 rate of 29.0%.

Profits attributable to share owners rose by 2.9% to (pound)181.9 million from (pound)176.7 million, or up 11.7% in constant currencies.

Diluted headline earnings per share rose by 9.6% to 18.2p from 16.6p. In constant currencies, earnings per share on the same basis rose by 18.8%. Diluted reported earnings per share were up 2.8% to 14.7p and up 11.7% in constant currencies.

The Board declares an increase of 20% in the interim ordinary dividend to 4.32p per share. The record date for this interim dividend is 12 October 2007, payable on 12 November 2007.

Further details of WPP's financial performance are provided in Appendices I and 2.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2007:

                                                                                        -----------------
Region                          Constant            Reported             Constant       |     Like-for- |
                                Currency(1)         Revenue              Currency(1)    |     like(2)   |
                                Revenue as          Growth               Revenue        |     Revenue   |
                                a % of Total        07/06                Growth         |     Growth    |
                                Group               %                    07/06          |     07/06     |
                                                                         %              |     %         |
                                                                                        |               |
North America                      38.5             -2.1                   8.3          |      5.1      |
                                                                                        |               |
United Kingdom                     14.8              3.7                   3.7(3)       |      2.3(4)   |
                                                                                        |               |
Continental Europe                 26.1              4.1                   6.0          |      3.1      |
                                                                                        |               |
Asia Pacific,                                                                           |               |
Latin America,                     20.6              6.1                  11.9          |     10.9      |
Africa & Middle East                                                                    |               |
                                  -----             ----                  -------       |     -------   |
                                                                                        |               |
TOTAL GROUP                       100.0              2.0                   7.7          |      5.3(5)   |
                                  -----             ----                  -------       |     -------   |
                                                                                        |               |
                                                                                        |               |
                                                                                        -----------------

(1)  Constant currency growth excludes the effects of currency movements
(2) Like-for-like growth excludes the effects of currency movements and the impact of acquisitions
(3)  Gross margin up 4.9%
(4)  Gross margin up 4.1%
(5)  Gross margin up 5.7%

                                                                      WPP/Page 4


On a constant currency basis, the Group grew at almost 8% and all regions showed good growth. Again, the world grew at three speeds. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe were at one end of the spectrum and the United Kingdom and Western Continental Europe at the other, with North America and Spain in between. Growth in all regions improved over those seen in the first quarter.

The United States continues to grow, with the rate in the first half up over 8%, on a constant currency basis, compared with 6.5% growth in the first quarter. As in the first quarter Asia Pacific, Latin America, Africa and the Middle East, continues to be the fastest growing region, with revenues up almost 12%. Asia Pacific remains strong, with revenues up almost 11%. Mainland China and India continued the rapid growth seen in 2006 and the first quarter of 2007, with first half like-for-like revenues up almost 29% and 22% respectively. Continental Europe was up 6.0%, an improvement over the 4.4% growth in the first quarter, with Central and Eastern Europe particularly strong at almost 19%. The United Kingdom remains the slowest growing region with revenues up 3.7%, with gross margin up 4.9% reflecting the relative scale of our market research revenues in the United Kingdom. As more market research is executed on the web, both revenue and direct costs are reduced. As a result, gross margin is probably the better measure of performance.

Estimated net new business billings of (pound)1.565 billion ($3.051 billion) were won in the first half of the year and the Group continues to benefit from consolidation trends in the industry, winning several assignments from existing and new clients.

The faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, accounted for 23% of the Group's revenues in the first half of 2007.


Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth also varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2007:


                                                                                               |---------------------|
Communications Services            Constant                Reported         Constant           |  Like-for-          |
Sector                             Currency(1)             Revenue          Currency(1)        |  like(2) Revenue    |
                                   Revenue as a            Growth           Revenue            |  Growth 07/06       |
                                   % of Total              07/06 %          Growth             |  %                  |
                                   Group                                    07/06 %            |                     |
                                                                                               |                     |
 Advertising, Media                 46.5                     0.7              6.0              |        5.2          |
 Investment Management                                                                         |                     |
                                                                                               |                     |
 Information, Insight &             14.8                    -1.6              3.3(3)           |        1.3(4)       |
 Consultancy                                                                                   |                     |
                                                                                               |                     |
 Public Relations &                 10.8                     7.8             14.8              |        7.7          |
 Public Affairs                                                                                |                     |
                                                                                               |                     |
 Branding & Identity,                                                                          |                     |
 Healthcare and Specialist          27.9                     4.0             10.5              |        6.8          |
 Communications                                                                                |                     |
                                   -----                    ----             -------           |        ------       |
TOTAL GROUP                        100.0                     2.0              7.7              |        5.3(5)       |
                                   -----                    ----             -------           |        ------       |
                                                                                               |                     |
                                                                                               |---------------------|

(1) Constant currency growth excludes the effects of currency movements
(2) Like-for-like growth excludes the effects of currency movements and the impact of acquisitions
(3) Gross margin up 5.9%    (4) Gross margin up 4.2%    (5) Gross margin up 5.7%

                                                                      WPP/Page 5


Media investment management continues to show the strongest growth of all our communications services sectors, along with direct, internet and interactive. Direct and digitally-related activities now account for approximately 23% of the Group's total revenues, which are running at the rate of approximately $12 billion per annum. Brand advertising, particularly in the new faster growing markets, along with information, insight & consultancy, branding & identity and specialist communications, show consistent growth.

Public relations and public affairs also continues to show significant improvement over last year, following a strong year in 2006, with constant currency revenues up almost 15%, reflecting the positive impact on the sector's growth of social networking on the web, which demonstrates the increased effectiveness of editorial publicity over paid for publicity.

Over 53% of the Group's revenues came from outside advertising and media investment management, in the first half of 2007.

Advertising and Media Investment Management
-------------------------------------------

On a constant currency basis, advertising and media investment management revenues grew by 6.0%, with like-for-like revenue growth of 5.2%. Operating margins improved by 0.6 margin points in the first half.

These businesses generated estimated net new business billings of (pound)1.276 billion ($2.489 billion).

Information, Insight and Consultancy
------------------------------------

The Group's information, insight and consultancy businesses growth improved in the second quarter, with first half revenues, on a constant currency basis, up 3.3% and gross margin up 5.9%. Operating margins improved 0.2 margin points in the first half.

Public Relations and Public Affairs
-----------------------------------

In constant currencies, the Group's public relations and public affairs revenues rose by 14.8%, with like-for-like growth of 7.7%. Operating margins improved 0.8 margin points in the first half.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications constant currency revenues were up 10.5%, with operating margins up 0.2 margin points. Particularly good performances were registered by several companies in this sector in the first half - including, in promotion and direct marketing Ogilvy Activation, Wunderman, VML, G2, Bridge Worldwide, Mando, EWA, the Forward Group; in branding and identity Enterprise IG, Addison and The Partners; in healthcare Ogilvy Healthworld; and in specialist communications Geppetto, Spafax, the Farm, MJM, the Food Group, BDG, Global Sportnet and Headcount.

                                                                      WPP/Page 6


Cash Flow and Balance Sheet
---------------------------

A summary of the Group's unaudited cash flow statement and balance sheet and notes as at 30 June 2007 are provided in Appendix I.

In the first half of 2007, operating profit was (pound)320 million, depreciation, amortisation and impairment (pound)117 million, non-cash based incentive charges (pound)33 million, net interest paid (pound)67 million, tax paid (pound)76 million, capital expenditure (pound)72 million and other net cash inflows (pound)24 million. Free cash flow available for working capital requirements, debt repayment, acquisitions and share re-purchases was, therefore, (pound)279 million. This free cash flow was absorbed by (pound)208 million in net cash acquisition payments and investments (of which (pound)141 million was for initial acquisition payments net of disposal proceeds, (pound)65 million was for earnout payments and the balance of (pound)2 million related to prior year loan note redemptions), and (pound)209 million by share re-purchases, a total outflow of (pound)417 million. This resulted in a net cash outflow of (pound)138 million, before any changes in working capital.

Average net debt in the first six months of 2007 rose by (pound)85 million to (pound)1,196 million, compared to (pound)1,111 million in 2006, at 2007 exchange rates. On 30 June 2007 net debt was (pound)1,264 million, against (pound)1,219 million on 30 June 2006, an increase of (pound)45 million. Your Board continues to examine ways of deploying its EBITDA of over (pound)1 billion (over $2 billion) and substantial cash flow of over (pound)700 million or over $1.4 billion per annum, to enhance share owner value, given that interest cover remains strong at 8.5 times in the first half of 2007, in comparison to 8.0 times on a comparable basis, in the first half of 2006. As necessary capital expenditure, mainly on information technology and property, is expected to remain equal to or less than the depreciation charge in the long term, the Company has continued to concentrate on examining possible acquisitions or returning excess capital to share owners in the form of dividends and/or share buy-backs.

In the first half of 2007, the Group continued to make small to medium-sized acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been concentrated in advertising & media investment management in the United
States (including digital), the United Kingdom, Austria, France, Germany (including digital), the Netherlands (including digital), Russia, Spain, South Africa, Brazil, Colombia, Australia, China and Japan; in information, insight & consultancy in the United States and the United Kingdom; in public relations & public affairs in the United States; in healthcare in the United Kingdom; in branding and identity in Ireland and in direct, internet & interactive in the United States, Belgium, Germany, South Africa, the Middle East, Chile, Mexico, Korea and Singapore. The acquisition of 24/7 Real Media Inc., was completed after the half-year end on 2 July 2007. This represents the company's first (and the communications services industry's first) major investment in the application of modern media technology to advertising and marketing services.

In addition to increasing the interim dividend by 20% to 4.32p per share, the Company continues to focus on examining the alternative between increasing dividends and accelerating share buy-backs, and completed a review of its share buy-back policy in 2006. As a result, the Group accelerated its share repurchase programme and now aims to buy-back up to 4-5% of its share capital each year, as compared to 1-3% historically. In the first half of the year, 27.906 million ordinary shares equivalent to 2.3% of the share capital, were purchased at an average price of (pound)7.50 and total cost of (pound)209 million. All of these shares were purchased in the market and subsequently cancelled.

                                                                      WPP/Page 7


Client Developments in the First Half of 2007
---------------------------------------------

Including associates, the Group currently employs over 102,000 full-time people in over 2,000 offices in 106 countries. It services over 340 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 330 national or multi-national clients in three or more disciplines. More than 230 clients are served in four disciplines and these clients account for over 50% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with nearly 200 clients in 6 or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects
-------------------------------------

The Group's performance in the first half of the year mirrored the continuing good economic conditions in the United States, Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, reinforced by a continued improvement in Western Europe, although the United Kingdom remains relatively weak, even against Western Continental Europe. In the last few months, Spain has shown continued strength and France slower growth, with the rest of Western Europe showing progress in Quarter 2 over Quarter 1.
Like-for-like revenue was up over 5% in the first half of 2007. This trend continued into the second half, with July like-for-like revenues up strongly over 7%. Experts forecast that the industry will grow at 4-5% this year, which, so far, the group has exceeded, growing market share. An operating margin of 13.1% was achieved in the first half, in line with the Group's revised margin target for 2007 of 15.0%.

The first half of 2007 saw another significant improvement in activity, even against the strong performance of 2006. Levels of activity in 2007 should match, or surpass, those seen in 2006 and there are significant new business opportunities at both the network and parent company levels. As long as the United States economy holds up, 2008 should be a good year too, buoyed by the build up to Beijing 2008 and heavy United States political spending, in advance of a Presidential election, which may see Hillary Clinton nominated and elected. 2008 should be a bumper year, with the culmination of these two major events and the European Football Championships in Austria and Switzerland. 2009 may see slower growth, following the anticipated strength of 2008 and as the new United States administration wrestles with the country's fiscal and trade imbalances.

Corporate profitability remains strong on both sides of the Atlantic, in fact, at the highest levels as a proportion of GNP for almost 50 years and, as a result, advertising and marketing services spending does too, if anything continuing to strengthen. However, in a low inflationary environment, which remains a government and central bank priority and which has been with us continuously for almost 16 years, significant, repeated, like-for-like sales gains remain difficult to achieve. Overcapacity, disintermediation via the web, slowing population growth and concentrating distribution result in limited pricing power. This pressure is at its most intense in the slower growth, but large, mature markets of the United States and Western Europe. Concerns remain of stagflation, as the United States and other nations wrestle with increasing oil prices, twin fiscal and trade deficits and the potential impact of changes in interest rate policy.

                                                                      WPP/Page 8


The consumer remains under pressure on both sides of the Atlantic from increasing levels of debt, low savings ratios and house prices. Any slack in consumer spending has not to date been taken up by significant increases in corporate capital spending, beyond replacement spending. Company boards remain cautious, perhaps cowed by regulatory measures and fear of failure. The average life of a Chief Executive Officer, remains around four years and apparently under two years for a Chief Marketing Officer in the United States.

In this environment, clients are seeking new ways of reaching the consumer and finding new geographic growth opportunities. Satellite and cable television, outdoor and out-of-home advertising and radio in the traditional media and, more importantly, direct, internet and interactive (including mobile and video) are taking a growing share of client spending, albeit from lower absolute and relative levels. Similarly, but geographically, Asia Pacific (particularly but not exclusively China and India and including the new tigers of Indonesia, Pakistan and Vietnam), Latin America, despite some political volatility and some growth of populism and protectionism, Africa, the Middle East and Central and Eastern Europe are becoming more and more significant, again from lower absolute and relative levels.

We are finding that our industry is becoming more and more multi-paced. Slow growth in traditional media, such as network television, newspapers and magazines, more rapid growth in new media, such as direct, internet and interactive, driven by new technology. Slower growth in the mature markets of the United States and Western Europe, more rapid growth in, Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. Growth patterns even vary within regions - for example, slow growth in Western Europe alongside rapid growth in Central and Eastern Europe.

In these market conditions, the prospects for our industry remain very good, as the need for differentiation through innovation and branding and global expansion grow. The two critical strategic opportunities for our clients, media owners and ourselves, remain geographical expansion across the globe and assessing and dealing with the implications of new technological developments - which could be glibly described as "China and the internet". Clearly, it is more complex than this, with China an icon for Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe and the internet an icon for mobile, iPods(TM), video iPods(TM), iPhones(TM), PVRs, HDTV, IPTV, gaming and social networks, amongst others. Geographical development remains relatively easy to manage. Technological development remains relatively difficult to manage as it is taxing to forecast the impact of such changes, although increasing complexity makes us more valuable to our clients. It is difficult to imagine what those half a dozen PhDs might now be cooking up in Beijing or Bangalore, let alone Silicon Valley.

Since the birth of WPP in 1985, some 22 years ago, our industry has, so far, seen three distinct phases. The first, some 15-20 years ago, as David Ogilvy would, perhaps, have phrased it, the era of the Big Idea. This is just as critical today, as big creative ideas need to differentiate clients products and services, either tangibly or intangibly in an increasingly undifferentiated world.

                                                                      WPP/Page 9


Secondly, around 10 years ago, we saw the beginning of the growth and concentration of media planning and buying or what we call media investment management. According to industry research sources, approximately 1-in-4 advertisements you may see anywhere in the world may have been planned or bought by WPP's GroupM and its constituent operating brands MindShare, Mediaedge:cia, MediaCom or Maxus. GroupM increasingly provides one buying point in each country to give clients increased cross-platform content opportunities, buying leverage and consumer and research insights. Inside WPP, there is, therefore, an almost $40 billion (the level of our gross media billings and turnover) media engine that mirrors the importance of media in the Japanese or Dentsu model. As a result, traditional media faces increased buying concentration, as well as the challenges of new media and technology.

Finally, we are witnessing, the third era - the application of technology, where high science is being increasingly applied to advertising and marketing services industries. This kicked off with a major land-grab by Google, with its proposed $3.1 billion purchase of DoubleClick, our own $650 million purchase of 24/7 Real Media Inc. and Microsoft's $6.1 billion purchase of aQuantive. It does not include, as some have suggested, the purchase of digital agencies. DoubleClick, 24/7 Real Media Inc. and aQuantive represent, for the first time, the application of modern technology to provide advertising and marketing solutions for clients. Whilst also about talent, these initiatives really concern the deployment of detailed and precise technology in our industry for the first time. This land-grab has also set off a related wave of agency consolidations.

The prospects for trading performance improvements at WPP remain good too. Six months ago the Group increased its margin target for 2009 to 16.0% and for 2010 to 16.5%. The Group is on track to achieve this accelerated timetable. Our long term operating margin target remains 19%.

Plans, budgets and forecasts will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins continue to be strong in important parts of the business. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives, which competitors initially `pooh-poohed' but now attempt to imitate. Increasing co-operation, although more difficult to achieve in a multi-branded company, which has grown by acquisition, than in an organically grown uni-branded one, remains a priority.

The Group also continues to concentrate on its long-term targets and strategic objectives of improving operating profits by 10-15%; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

                                                                     WPP/Page 10


As clients face an increasingly undifferentiated market place, particularly in mature markets, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The rise of the procurement function, the increasing concentration of distribution and the legislative acceptance of media ownership concentration in several countries, will further stimulate consolidation amongst clients, media owners, wholesalers and retailers and last, but not least, advertising and marketing services agencies. The Group is very well positioned to capitalise on these developments and to focus on developing the best talents, the strongest management structures and the most innovative incentive plans in the industry for our people.


For further information:

Sir Martin Sorrell }
Paul Richardson    }    +44 20 7408-2204
Feona McEwan       }

Fran Butera             +1 212 632 2235

www.wppinvestor.com
-------------------

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

                                                                     WPP/Page 11


                                  WPP GROUP PLC

              Interim results for the six months ended 30 June 2007

                 Unaudited consolidated interim income statement
                      for the six months ended 30 June 2007


                                                      Six months        Six months                                          Year
                                                           ended             ended                                         ended
                                                         30 June           30 June                   Constant        31 December
                                            Notes           2007              2006                Currency(1)               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                        (pound)m          (pound)m       +/(-)%        +/(-)%           (pound)m
Billings                                                15,084.6          14,407.1         4.7          10.1           30,140.7
=================================================================================================================================

Revenue                                                  2,921.0           2,864.4         2.0           7.7            5,907.8
Direct costs                                              (151.3)           (149.2)       (1.4)         (6.2)            (296.8)
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                             2,769.7           2,715.2         2.0           7.8            5,611.0
Operating costs                                 4       (2,450.2)         (2,407.3)       (1.8)         (7.6)          (4,869.4)
---------------------------------------------------------------------------------------------------------------------------------
Operating profit                                           319.5             307.9         3.8           9.3              741.6
Share of results of associates                  4           19.5              25.3       (22.9)        (17.9)              41.1
---------------------------------------------------------------------------------------------------------------------------------
Profit before interest and taxation                        339.0             333.2         1.7           7.3              782.7
Finance income                                  5           57.7              51.0        13.1          17.5              111.0
Finance costs                                   5         (102.6)            (97.1)       (5.7)         (8.0)            (211.7)
---------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                     294.1             287.1         2.4           8.9              682.0
Taxation                                        7          (90.9)            (91.7)        0.9          (1.8)            (199.4)
---------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                      203.2             195.4         4.0          12.4              482.6
---------------------------------------------------------------------------------------------------------------------------------

Attributable to:
Equity holders of the parent                               181.9             176.7         2.9          11.7              435.8
Minority interests                                          21.3              18.7       (13.9)        (18.8)              46.8
---------------------------------------------------------------------------------------------------------------------------------
                                                           203.2             195.4         4.0          12.4              482.6
=================================================================================================================================


---------------------------------------------------------------------------------------------------------------------------------

Headline PBIT                                6,17          383.1             361.0         6.1          12.1              859.0
Headline PBIT margin                           17           13.1%             12.6%                                        14.5%
Headline PBT                                   17          338.0             316.1         6.9          13.7              766.3

---------------------------------------------------------------------------------------------------------------------------------

Earnings per share(2)
Basic earnings per ordinary share               9           15.3p             14.7p        4.1          13.2               36.3p
Diluted earnings per ordinary share             9           14.7p             14.3p        2.8          11.7               35.2p

=================================================================================================================================

(1) The basis for calculating the constant currency percentage change shown above is described in the glossary attached to this appendix.
(2) The calculations of the Group's earnings per share and Headline earnings per share are set out in note 9.

                                                                     WPP/Page 12


                                  WPP GROUP PLC

               Unaudited consolidated interim cash flow statement
                      for the six months ended 30 June 2007

                                                                               Notes    Six months       Six months           Year
                                                                                             ended            ended          ended
                                                                                           30 June          30 June    31 December
                                                                                              2007             2006           2006
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          (pound)m         (pound)m       (pound)m
Net cash (outflow)/inflow from operating activities                               10          (7.2)          (26.8)          661.4
Investing activities
Acquisitions and disposals                                                        10        (208.0)         (124.8)         (215.6)
Purchases of property, plant and equipment                                                   (66.1)          (66.6)         (167.8)
Purchases of other intangible assets (incl. capitalised computer software)                    (6.1)           (6.9)          (16.7)
Proceeds on disposal of property, plant and equipment                                          6.6             4.8            22.4
-----------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                                                  (273.6)         (193.5)         (377.7)
Financing activities
Share option proceeds                                                                         21.4            49.5            70.9
Share repurchases and buybacks                                                    10        (209.2)         (161.5)         (257.7)
Net increase/(decrease) in borrowings                                             10         111.8           273.0           382.1
Financing and share issue costs                                                               (1.9)           (0.9)           (3.7)
Equity dividends paid                                                                            -               -          (118.9)
Dividends paid to minority shareholders in subsidiary undertakings                           (20.4)          (15.3)          (28.8)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from financing activities                                          (98.3)          144.8            43.9
Net (decrease)/increase in cash and cash equivalents                                        (379.1)          (75.5)          327.6
Translation differences                                                                        2.4          (113.7)          (50.3)
Cash and cash equivalents at beginning of period                                             956.9           679.6           679.6
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                        10         580.2           490.4           956.9
-----------------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents                                        (379.1)          (75.5)          327.6
Cash (inflow)/outflow from (increase)/decrease in debt financing                            (109.9)         (272.9)         (380.1)
Other movements                                                                               48.7             9.9             9.3
Translation difference                                                                        (9.6)          (76.8)           32.6
-----------------------------------------------------------------------------------------------------------------------------------
Movement of net debt in the period                                                          (449.9)         (415.3)          (10.6)
Net debt at beginning of period                                                             (814.6)         (804.0)         (804.0)
-----------------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                         11      (1,264.5)       (1,219.3)         (814.6)
===================================================================================================================================

                                                                     WPP/Page 13


                                  WPP GROUP PLC

    Unaudited consolidated interim statement of recognised income and expense for the six months ended 30 June 2007

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
                                                                             (pound)m                (pound)m           (pound)m
  Profit for the period                                                         203.2                   195.4              482.6
|---------------------------------------------------------------------------------------------------------------------------------
| Exchange adjustments on foreign currency net investments                      (33.1)                 (210.9)            (367.0)|
| Revaluation of other investments                                               (2.6)                    2.7                9.5 |
| Actuarial gain on defined benefit pension schemes                                 -                       -               26.0 |
| Deferred tax on defined benefit pension schemes                                   -                       -                5.3 |
|--------------------------------------------------------------------------------------------------------------------------------|
  Net expense recognised directly in equity                                     (35.7)                 (208.2)            (326.2)
  Total recognised income and expense relating to the period                    167.5                   (12.8)             156.4
=================================================================================================================================
  Attributable to:
  Equity holders of the parent                                                  146.2                   (31.5)             109.6
  Minority interests                                                             21.3                    18.7               46.8
---------------------------------------------------------------------------------------------------------------------------------
                                                                                167.5                   (12.8)             156.4
=================================================================================================================================

                                                                     WPP/Page 14


                                  WPP GROUP PLC

                  Unaudited consolidated interim balance sheet
                               as at 30 June 2007

                                                              Notes            30 June              30 June          31 December
                                                                                  2007                 2006                 2006
----------------------------------------------------------------------------------------------------------------------------------
                                                                              (pound)m             (pound)m             (pound)m
Non-current assets
Intangible assets:
    Goodwill                                                     12            5,530.8              5,492.7              5,434.5
    Other                                                        13            1,087.5              1,178.7              1,115.4
Property, plant and equipment                                                    417.5                410.0                415.3
Interests in associates                                                          451.4                443.0                411.4
Other investments                                                                162.2                119.7                136.5
Deferred tax assets                                                              105.4                111.4                108.9
Trade and other receivables                                                       94.3                123.9                110.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                               7,849.1              7,879.4              7,732.3
Current assets
Inventory and work in progress                                                   324.4                365.3                341.5
Corporate income tax recoverable                                                  28.6                 23.0                 26.5
Trade and other receivables                                                    5,205.7              4,630.8              4,931.9
Cash and short-term deposits                                                     755.5                854.8              1,663.7
----------------------------------------------------------------------------------------------------------------------------------
                                                                               6,314.2              5,873.9              6,963.6
Current liabilities
Trade and other payables                                         14           (6,785.0)            (6,281.7)            (6,783.8)
Corporate income tax payable                                                     (50.3)               (50.1)               (39.6)
Bank overdrafts and loans(1)                                                    (410.6)              (924.8)            (1,260.6)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              (7,245.9)            (7,256.6)            (8,084.0)
----------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                         (931.7)            (1,382.7)            (1,120.4)
----------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                          6,917.4              6,496.7              6,611.9
----------------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
Bonds and bank loans                                                          (1,609.4)            (1,149.3)            (1,217.7)
Trade and other payables                                         15             (407.4)              (311.5)              (331.9)
Corporate income tax payable                                                    (364.4)              (378.7)              (383.7)
Deferred tax liabilities                                                        (461.8)              (501.4)              (467.8)
Provision for post-employment benefits                                          (187.6)              (231.4)              (187.6)
Provisions for liabilities and charges                                          (104.5)              (114.4)              (104.8)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              (3,135.1)            (2,686.7)            (2,693.5)
----------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                     3,782.3              3,810.0              3,918.4
==================================================================================================================================

Equity
Called-up share capital                                                          121.8                124.9                124.1
Share premium account                                                             97.3                 52.6                 74.9
Shares to be issued                                                                3.4                 15.7                  7.5
Merger reserve                                                                (1,368.4)            (1,374.7)            (1,370.0)
Other reserves                                                                  (324.7)               (39.4)              (170.1)
Own shares(2)                                                                   (256.9)              (289.9)              (288.5)
Retained earnings                                                              5,414.2              5,240.4              5,449.0
----------------------------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                       16            3,686.7              3,729.6              3,826.9
Minority interests                                                                95.6                 80.4                 91.5
---------------------------------------------------------------------------------------------------------------------------------
Total Equity                                                                   3,782.3              3,810.0              3,918.4
==================================================================================================================================

(1) Included within Bank overdrafts and loans is the Grey $150m convertible debenture. This was classified as a non-current liability in June 2006, but the directors now consider this liability to be current as the holders of the bond can convert at any time. The June 2006 comparative figures have been reclassified accordingly.
(2)  Investments in own shares held by the ESOP Trusts.

                                                                     WPP/Page 15


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)

1. Basis of accounting

The unaudited consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2. Accounting policies

The  unaudited   consolidated  interim  financial  statements  comply  with  the recognition and measurement criteria of International Financial Reporting Standards (IFRS) and with the accounting policies of the Group which were set out on pages 143 to 148 of the 2006 Annual Report and Accounts. No changes have been made to the Group's accounting policies in the period to 30 June 2007.

Statutory Information and Independent Review

The unaudited consolidated interim financial statements for the six months to 30 June 2007 and 30 June 2006 do not constitute statutory accounts. The financial information for the year ended 31 December 2006 does not constitute statutory accounts for the purposes of s240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2006 have been delivered to the Registrar of Companies and received an unqualified auditors' report and did not contain a statement under s237(2) or (3) of the Companies Act 1985. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 29.

The announcement of the interim results was approved by the board of directors on 16 August 2007.

3. Currency conversion

The reporting currency of the Group is the pound sterling and the unaudited consolidated interim financial statements have been prepared on this basis.

The 2007 unaudited consolidated interim income statement is prepared using, among other currencies, an average exchange rate of US$1.9703 to the pound (period ended 30 June 2006: US$1.7908; year ended 31 December 2006: US$1.8432). The unaudited consolidated interim balance sheet as at 30 June 2007 has been prepared using the exchange rate on that day of US$2.0071 to the pound (30 June 2006: US$1.8469; 31 December 2006: US$1.9569).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited consolidated interim income statement, is described in the glossary attached to this appendix.

                                                                     WPP/Page 16

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

4. Operating costs and share of results of associates

Operating costs include:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Amortisation and impairment of acquired intangible assets                        17.1                    23.0               43.3
Goodwill impairment                                                              29.0                    10.0               35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses        1.0                      3.0                8.8
Gains on disposal of investments                                                (3.0)                    (4.2)              (7.3)
Share-based incentive plans (including share options)                           33.3                     37.9               70.9
Other operating costs                                                        2,372.8                  2,337.6            4,718.2
---------------------------------------------------------------------------------------------------------------------------------
                                                                             2,450.2                  2,407.3            4,869.4
=================================================================================================================================

The goodwill impairment charge of (pound)29.0 million relates to a number of under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. The Directors will reassess the need for any further impairment write-downs at year end.

Share of results of associates include:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Share of profit before interest and taxation                                    31.5                    34.4               61.4
Share of exceptional gains                                                         -                     4.0                4.0
Share of interest and minority interest                                          0.7                     0.6                0.9
Share of taxation                                                              (12.7)                  (13.7)             (25.2)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                19.5                    25.3               41.1
=================================================================================================================================

                                                                     WPP/Page 17

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

5. Finance income and finance costs

Finance income includes:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Expected return on pension scheme assets                                         14.1                    13.0               25.2
Investment income                                                                 4.0                     0.5                5.7
Interest income                                                                  39.6                    37.5               80.1
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 57.7                    51.0              111.0
=================================================================================================================================

Finance costs include:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Interest on pension scheme liabilities                                          17.0                     16.5               32.4
Interest payable and similar charges                                            85.8                     79.4              171.3
---------------------------------------------------------------------------------------------------------------------------------
Finance charges (excluding revaluation of financial instruments)               102.8                     95.9              203.7
Revaluation of financial instruments                                            (0.2)                     1.2                8.0
---------------------------------------------------------------------------------------------------------------------------------
                                                                               102.6                     97.1              211.7
=================================================================================================================================

The following are included in the revaluation of financial instruments shown above:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Movements in fair value of treasury instruments                                  0.4                     2.9                 3.3
Revaluations of put options over minority interests                             (0.6)                   (1.7)                4.7
---------------------------------------------------------------------------------------------------------------------------------
                                                                                (0.2)                    1.2                 8.0
=================================================================================================================================

                                                                     WPP/Page 18


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

6. Segmental analysis

Reported contributions by operating sector were as follows:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Revenue
Advertising and Media Investment Management                                   1,364.4                 1,354.4            2,806.9
Information, Insight & Consultancy                                              431.8                   438.9              892.9
Public Relations & Public Affairs                                               313.0                   290.3              595.7
Branding & Identity, Healthcare and Specialist Communications                   811.8                   780.8            1,612.3
---------------------------------------------------------------------------------------------------------------------------------
                                                                              2,921.0                 2,864.4            5,907.8
---------------------------------------------------------------------------------------------------------------------------------

Headline PBIT(1)
Advertising and Media Investment Management                                     201.1                   190.3              443.7
Information, Insight & Consultancy                                               42.0                    41.5               98.7
Public Relations & Public Affairs                                                46.0                    40.3               89.5
Branding & Identity, Healthcare and Specialist Communications                    94.0                    88.9              227.1
---------------------------------------------------------------------------------------------------------------------------------
                                                                                383.1                   361.0              859.0
---------------------------------------------------------------------------------------------------------------------------------

Headline PBIT margin                                                                %                       %                  %
Advertising and Media Investment Management                                      14.7                    14.1               15.8
Information, Insight & Consultancy                                                9.7                     9.5               11.1
Public Relations & Public Affairs                                                14.7                    13.9               15.0
Branding & Identity, Healthcare and Specialist Communications                    11.6                    11.4               14.1
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 13.1                    12.6               14.5
=================================================================================================================================

(1) Headline PBIT is defined in note 17.

                                                                     WPP/Page 19


                                  WPP GROUP PLC

Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

6.       Segmental analysis (continued)

Reported contributions by geographical area were as follows:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Revenue
United Kingdom                                                                  430.4                   415.1              856.3
North America                                                                 1,111.6                 1,135.5            2,291.1
Continental Europe                                                              771.6                   741.4            1,532.9
Asia Pacific, Latin America, Africa & Middle East                               607.4                   572.4            1,227.5
---------------------------------------------------------------------------------------------------------------------------------
                                                                              2,921.0                 2,864.4            5,907.8
---------------------------------------------------------------------------------------------------------------------------------

Headline PBIT(1)
United Kingdom                                                                   47.5                    36.7               97.9
North America                                                                   175.8                   176.1              389.0
Continental Europe                                                               90.2                    85.8              194.3
Asia Pacific, Latin America, Africa & Middle East                                69.6                    62.4              177.8
---------------------------------------------------------------------------------------------------------------------------------
                                                                                383.1                   361.0              859.0
---------------------------------------------------------------------------------------------------------------------------------

Headline PBIT margin                                                                %                       %                  %
United Kingdom                                                                   11.0                     8.8               11.4
North America                                                                    15.8                    15.5               17.0
Continental Europe                                                               11.7                    11.6               12.7
Asia Pacific, Latin America, Africa & Middle East                                11.5                    10.9               14.5
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 13.1                    12.6               14.5
=================================================================================================================================

(1) Headline PBIT is defined in note 17.

                                                                     WPP/Page 20


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

7. Taxation

The Group tax rate on Headline PBT(1) is 26.9% (30 June 2006: 29.0% and 31 December 2006: 26.0%). The Group tax rate on Reported PBT is 30.9% (30 June 2006: 31.9% and 31 December 2006: 29.2%).

The tax charge comprises:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Current tax
UK Corporation tax at 30%
Current year                                                                    11.0                    16.6               36.6
Prior years                                                                      2.4                    (4.7)             (44.9)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                13.4                    11.9               (8.3)
Foreign tax
Current year                                                                    84.7                    80.9              216.9
Prior years                                                                     (3.2)                      -               (7.6)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                81.5                    80.9              209.3
---------------------------------------------------------------------------------------------------------------------------------
Total Current tax                                                               94.9                    92.8              201.0
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax
Current year                                                                    (4.0)                   (1.1)              (1.6)
---------------------------------------------------------------------------------------------------------------------------------
Tax expense                                                                     90.9                    91.7              199.4
=================================================================================================================================

(1) Headline PBT is defined in note 17.

8. Ordinary dividends

The Board has recommended an interim dividend of 4.32p (2006: 3.60p) per ordinary share. This is expected to be paid on 12 November 2007 to share owners on the register at 12 October 2007.

The Board recommended a final dividend of 7.61p per ordinary share in respect of 2006. This was approved by the company's shareholders at the Annual General Meeting on 26 June 2007 and paid on 9 July 2007.

9. Earnings per share

Basic EPS

The calculation of basic Reported and Headline EPS is as follows:

                                                   Six months        Six months                                             Year
                                                        ended             ended                     Constant               ended
                                                      30 June           30 June                     Currency         31 December
                                                         2007              2006      +/(-)%           +/(-)%                2006
---------------------------------------------------------------------------------------------------------------------------------
Reported earnings(1) ((pound)m)                         181.9             176.7                                           435.8
Headline earnings ((pound)m) (note 17)                  225.8             205.7                                           520.1
---------------------------------------------------------------------------------------------------------------------------------

Average shares used in Basic EPS calculation (m)      1,189.5           1,205.2                                         1,201.0
---------------------------------------------------------------------------------------------------------------------------------

Reported EPS                                             15.3p             14.7p        4.1             13.2               36.3p
Headline EPS                                             19.0p             17.1p       11.1             20.4               43.3p
=================================================================================================================================

1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

                                                                     WPP/Page 21


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

9. Earnings per share (continued)

Diluted EPS

The calculation of diluted Reported and Headline EPS is set out below:

                                                   Six months        Six months                                             Year
                                                        ended             ended                     Constant               ended
                                                      30 June           30 June                     Currency         31 December
                                                         2007              2006      +/(-)%           +/(-)%                2006
---------------------------------------------------------------------------------------------------------------------------------
Diluted Reported earnings ((pound)m)                    182.4            177.2                                             436.9
Diluted Headline earnings ((pound)m)                    226.3            206.2                                             521.2
---------------------------------------------------------------------------------------------------------------------------------
Shares used in diluted EPS calculation (m)            1,242.8          1,243.5                                           1,242.2
---------------------------------------------------------------------------------------------------------------------------------
Diluted Reported EPS                                     14.7p            14.3p         2.8            11.7                 35.2p
Diluted Headline EPS                                     18.2p            16.6p         9.6            18.8                 42.0p
=================================================================================================================================

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. For the six months ended 30 June 2007 and the six months ended 30 June 2006 the $150 million Grey convertible was dilutive and earnings were consequently increased by (pound)0.5 million. For the six months ended 30 June 2006, the (pound)450 million convertible bonds were accretive to earnings and therefore excluded from the calculation of dilutive earnings; these bonds were redeemed on their due date of 11 April 2007.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    m                       m                  m
Average shares used in Basic EPS calculation                                  1,189.5                 1,205.2            1,201.0
Dilutive share options outstanding                                               20.4                    18.0               14.9
Other potentially issuable shares                                                24.0                    11.4               17.4
$150 million Grey convertible bonds                                               8.9                     8.9                8.9
---------------------------------------------------------------------------------------------------------------------------------
Shares used in Diluted EPS calculation                                        1,242.8                 1,243.5            1,242.2
=================================================================================================================================

At 30 June 2007 there were 1,217,999,223 ordinary shares in issue.

                                                                     WPP/Page 22


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

10. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 12:

Net cash (outflow)/inflow from operating activities:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Profit for the period                                                          203.2                   195.4              482.6
Taxation                                                                        90.9                    91.7              199.4
Finance costs                                                                  102.6                    97.1              211.7
Finance income                                                                 (57.7)                  (51.0)            (111.0)
Share of results of associates                                                 (19.5)                  (25.3)             (41.1)
---------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                               319.5                   307.9              741.6
Adjustments for:
Share-based incentive plans (including share options)                           33.3                    37.9               70.9
Depreciation of property, plant and equipment                                   60.7                    60.8              129.1
Goodwill impairment                                                             29.0                    10.0               35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses        1.0                     3.0                8.8
Amortisation and impairment of acquired intangible assets                       17.1                    23.0               43.3
Amortisation of other intangible assets                                          8.7                     6.1               13.5
Gains on disposal of investments                                                (3.0)                   (4.2)              (7.3)
(Gains)/losses on sale of property, plant and equipment                         (1.9)                   (0.2)              (3.7)
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before movements in working capital and provisions         464.4                   444.3            1,031.7
Movements in working capital and provisions                                   (348.7)                 (375.4)            (171.1)
---------------------------------------------------------------------------------------------------------------------------------
Cash generated by operations                                                   115.7                    68.9              860.6
Corporation and overseas tax paid                                              (76.2)                  (69.3)            (162.0)
Interest and similar charges paid                                              (84.3)                  (76.9)            (135.1)
Interest received                                                               17.4                    39.5               75.2
Investment income                                                                4.0                       -                2.4
Dividends from associates                                                       16.2                    11.0               20.3
---------------------------------------------------------------------------------------------------------------------------------
                                                                                (7.2)                  (26.8)             661.4
=================================================================================================================================

Acquisitions and disposals:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Initial cash consideration                                                     (80.3)                  (50.0)            (120.5)
Cash and cash equivalents acquired (net)                                         9.2                    15.6               21.4
Earnout payments                                                               (64.8)                  (81.0)             (91.6)
Loan note redemptions                                                           (1.6)                  (11.5)             (11.7)
Purchase of other investments (including associates)                           (73.5)                  (11.6)             (28.7)
Proceeds on disposal of investments                                              3.0                    13.7               15.5
---------------------------------------------------------------------------------------------------------------------------------
                                                                              (208.0)                 (124.8)            (215.6)
=================================================================================================================================

                                                                     WPP/Page 23


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

10. Analysis of cash flows (continued)

Share repurchases and buybacks:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Share cancellations (excluding brokerage fees)                                (209.2)                 (123.1)            (218.8)
Purchase of own shares by ESOP Trusts                                              -                   (38.4)             (38.9)
---------------------------------------------------------------------------------------------------------------------------------
                                                                              (209.2)                 (161.5)            (257.7)
=================================================================================================================================

Net increase/(decrease) in borrowings:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Increase/(decrease) in drawings on bank loans                                  161.8                    273.0             (21.8)
Repayment of (pound)450 million convertible bonds                             (450.0)                       -                 -
Proceeds from issue of (pound)400 million bonds                                400.0                        -                 -
Proceeds from issue of (euro)600 million Eurobonds                                 -                        -             403.9
---------------------------------------------------------------------------------------------------------------------------------
                                                                                      111.8             273.0             382.1
==================================================================================================================================

Cash and cash equivalents:

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Cash at bank and in hand                                                       638.1                   741.2            1,476.8
Short-term bank deposits                                                       117.4                   113.6              186.9
Overdrafts(1)                                                                 (175.3)                 (364.4)            (706.8)
---------------------------------------------------------------------------------------------------------------------------------
                                                                               580.2                   490.4              956.9
=================================================================================================================================

(1) Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

11.      Net debt

                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Cash and short-term deposits                                                   755.5                   854.8            1,663.7
Bank loans and overdrafts due within one year                                 (410.6)                 (924.8)          (1,260.6)
Corporate bond and loans due after one year                                 (1,609.4)               (1,149.3)          (1,217.7)
---------------------------------------------------------------------------------------------------------------------------------
Net debt                                                                    (1,264.5)               (1,219.3)            (814.6)
=================================================================================================================================

                                                                     WPP/Page 24


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)


12. Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by (pound)96.3 million (30 June 2006: decrease of (pound)182.5 million) in the period. This movement includes both additional goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings increased by (pound)29.3 million (30 June 2006: decrease of (pound)54.0 million) in the period.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled (pound)284.5 million (period ended 30 June 2006:
(pound)167.7 million; year ended 31 December 2006: (pound)235.5 million). Earnouts are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

The contribution to revenue and operating profit of acquisitions completed in the six months ended 30 June 2007 was not material.

The Group completed the acquisition of 24/7 Real Media,  Inc. on 2 July 2007 for
total  consideration  of  approximately  $650  million.   The  company  will  be
consolidated in the results of the Group from that date.

13. Other intangible assets

The following are included in other intangibles:

                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Brands with an indefinite useful life                                           800.4                   853.0              811.4
Acquired intangibles                                                            256.4                   296.8              271.9
Other (including capitalised computer software)                                  30.7                    28.9               32.1
---------------------------------------------------------------------------------------------------------------------------------
                                                                              1,087.5                 1,178.7            1,115.4
=================================================================================================================================


14.      Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m

Trade payables                                                                4,600.8                 4,250.2            4,743.6
Deferred income                                                                 534.7                   584.0              510.8
Payments due to vendors                                                          55.8                    46.0               87.9
Loan notes due to vendors                                                         0.7                     2.1                1.8
Liabilities in respect of put option agreements with vendors                     42.9                    50.2               51.1
Share repurchases - close period commitments                                     61.0                       -                  -
Dividends payable                                                                89.6                    76.1                  -
Other creditors and accruals                                                  1,399.5                 1,273.1            1,388.6
---------------------------------------------------------------------------------------------------------------------------------
                                                                              6,785.0                 6,281.7            6,783.8
=================================================================================================================================

                                                                     WPP/Page 25


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

15. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Payments due to vendors                                                         228.7                   121.7              147.6
Liabilities in respect of put option agreements with vendors                     25.9                    40.4               28.8
Other creditors and accruals                                                    152.8                   149.4              155.5
---------------------------------------------------------------------------------------------------------------------------------
                                                                                407.4                   311.5              331.9
=================================================================================================================================

The following table sets out payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout related obligations:

                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Within one year                                                                  55.8                    46.0               87.9
Between 1 and 2 years                                                            42.8                    43.8               36.1
Between 2 and 3 years                                                            63.6                    26.4               34.6
Between 3 and 4 years                                                            64.1                    27.9               49.1
Between 4 and 5 years                                                            39.6                    18.8               27.8
Over 5 years                                                                     18.6                     4.8                  -
---------------------------------------------------------------------------------------------------------------------------------
                                                                                284.5                   167.7              235.5
=================================================================================================================================

The Group does not consider there to be any material contingent liabilities as at 30 June 2007. Note 12 includes details of a material acquisition which has been completed since 30 June 2007, 24/7 Real Media, Inc.

                                                                     WPP/Page 26


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

16. Reconciliation of movements in consolidated equity share owners' funds

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Profit for the period attributable to equity share owners                      181.9                   176.7              435.8
Ordinary dividends                                                             (89.6)                  (76.1)            (118.9)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                92.3                   100.6              316.9
Ordinary shares issued in respect of acquisitions                                2.3                       -                  -
Other ordinary shares issued                                                    20.3                    48.4               73.0
Share cancellations                                                           (209.2)                 (123.1)            (218.8)
Share issue/cancellation costs                                                     -                    (0.7)              (1.7)
Net additions of own shares by ESOP Trusts                                         -                   (38.4)             (38.9)
Share-based incentive plans (including share options)                           33.3                    37.9               70.9
Tax benefit of share-based payments                                              7.0                    10.1               32.3
Actuarial gain on defined benefit schemes                                          -                       -               26.0
Deferred tax on defined benefit pension schemes                                    -                       -                5.3
Exchange adjustments on foreign currency net investments                       (33.1)                 (210.9)            (367.0)
Financial instruments - movements during the period                             10.5                    (2.3)              14.9
Share repurchases - close period commitments(1)                                (61.0)                      -                  -
Revaluation of other investments                                                (2.6)                    2.7                9.5
Other movements                                                                    -                     0.8                  -
---------------------------------------------------------------------------------------------------------------------------------
Net (deductions)/additions to equity share owners' funds                      (140.2)                 (174.9)             (77.6)
Opening equity share owners' funds                                           3,826.9                 3,904.5            3,904.5
---------------------------------------------------------------------------------------------------------------------------------
Closing equity share owners' funds                                           3,686.7                 3,729.6            3,826.9
=================================================================================================================================

(1) During the period, the Company entered into an arrangement with its broker to conduct share buybacks on the Company's behalf in the close period commencing on 2 July 2007 and ending on 16 August 2007, in accordance with UK listing rules. Under IAS 32 and IAS 39, the commitment resulting from this agreement constitutes a financial liability at 30 June 2007 which must be recognised at fair value at that date. This liability is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

Issued share capital - movement in the period

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
Number of equity ordinary shares                                                 `000                    `000               `000

At the beginning of the period                                            1,240,605.2             1,252,899.4        1,252,899.4
Exercise of share options                                                     4,994.4                14,764.2           20,984.1
Acquisitions                                                                    305.3                       -                  -
Share cancellations                                                         (27,905.7)              (18,417.0)         (33,157.1)
Other                                                                               -                       -             (121.2)
---------------------------------------------------------------------------------------------------------------------------------
At the end of the period                                                  1,217,999.2             1,249,246.6        1,240,605.2
=================================================================================================================================

                                                                     WPP/Page 27


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

17. Non-GAAP measures of performance

            Reconciliation of profit before interest and taxation to
               Headline PBIT for the six months ended 30 June 2007

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Profit before interest and taxation                                            339.0                   333.2              782.7
Amortisation and impairment of acquired intangible assets                       17.1                    23.0               43.3
Goodwill impairment                                                             29.0                    10.0               35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses        1.0                     3.0                8.8
Gains on disposal of investments                                                (3.0)                   (4.2)              (7.3)
Share of exceptional gains of associates                                           -                    (4.0)              (4.0)
---------------------------------------------------------------------------------------------------------------------------------
Headline PBIT                                                                  383.1                   361.0              859.0
---------------------------------------------------------------------------------------------------------------------------------

Finance income                                                                  57.7                    51.0              111.0
Finance charges (excluding revaluation of financial instruments)              (102.8)                  (95.9)            (203.7)
---------------------------------------------------------------------------------------------------------------------------------
                                                                               (45.1)                  (44.9)             (92.7)

---------------------------------------------------------------------------------------------------------------------------------
Interest cover on Headline PBIT                                            8.5 times               8.0 times           9.3 times
=================================================================================================================================

                         Calculation of Headline EBITDA

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Headline PBIT (as above)                                                        383.1                   361.0              859.0
Depreciation of property, plant and equipment                                    60.7                    60.8              129.1
Amortisation of other intangible assets                                           8.7                     7.1               13.5
---------------------------------------------------------------------------------------------------------------------------------
Headline EBITDA                                                                 452.5                   428.9            1,001.6
=================================================================================================================================

                                                                     WPP/Page 28


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                   (continued)

17. Non-GAAP measures of performance (continued)

            Reconciliation of profit before taxation to Headline PBT and Headline earnings for the six months ended 30 June 2007

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Profit before taxation                                                         294.1                    287.1            682.0

Amortisation and impairment of acquired intangible assets                       17.1                     23.0             43.3
Goodwill impairment                                                             29.0                     10.0             35.5
Goodwill write-down relating to utilisation of pre-acquisition tax
losses                                                                           1.0                      3.0              8.8
Gains on disposal of investments                                                (3.0)                    (4.2)            (7.3)
Share of exceptional gains of associates                                           -                     (4.0)            (4.0)
Revaluation of financial instruments                                            (0.2)                     1.2              8.0

---------------------------------------------------------------------------------------------------------------------------------
Headline PBT                                                                   338.0                    316.1            766.3

Taxation                                                                       (90.9)                   (91.7)          (199.4)
Minority interests                                                             (21.3)                   (18.7)           (46.8)

---------------------------------------------------------------------------------------------------------------------------------
Headline earnings                                                              225.8                    205.7            520.1
---------------------------------------------------------------------------------------------------------------------------------

Ordinary dividends                                                              89.6                     76.1            118.9

---------------------------------------------------------------------------------------------------------------------------------
Dividend cover on Headline earnings                                        2.5 times                2.7 times          4.4 times
=================================================================================================================================

      Headline PBIT margins before and after share of results of associates

                                                                                     Six months                         Six months
                                                                                          ended                              ended
                                                                                        30 June                            30 June
                                                                   Margin (%)              2007      Margin (%)               2006
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       (pound)m                           (pound)m

Revenue                                                                                 2,921.0                            2,864.4
Headline PBIT                                                          13.1%              383.1          12.6%               361.0
----------------------------------------------------------------------------------------------------------------------------------
Share of results of associates (excluding exceptional gains)                               19.5                               21.3
----------------------------------------------------------------------------------------------------------------------------------
Headline PBIT excluding share of results of associates                 12.4%              363.6          11.9%               339.7
==================================================================================================================================

                                                                     WPP/Page 29


                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

17. Non-GAAP measures of performance (continued)

     Reconciliation of free cash flow for the six months ended 30 June 2007

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2007                    2006               2006
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m                (pound)m           (pound)m
Cash generated by operations                                                   115.7                    68.9               860.6
Plus:
Interest received                                                               17.4                    39.5                75.2
Investment income                                                                4.0                       -                 2.4
Dividends from associates                                                       16.2                    11.0                20.3
Share option proceeds                                                           21.4                    49.5                70.9
Proceeds on disposal of property, plant and equipment                            6.6                     4.8                22.4
Gains on sale of property, plant and equipment                                   1.9                     0.2                 3.7
Movements in working capital and provisions                                    348.7                   375.4               171.1
Less:
Interest and similar charges paid                                              (84.3)                  (76.9)             (135.1)
Purchases of property, plant and equipment                                     (66.1)                  (66.6)             (167.8)
Purchases of other intangible assets (including capitalised computer software)  (6.1)                   (6.9)              (16.7)
Corporation and overseas tax paid                                              (76.2)                  (69.3)             (162.0)
Dividends paid to minority shareholders in subsidiary undertakings             (20.4)                  (15.3)              (28.8)
---------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow                                                                 278.8                   314.3               716.2
=================================================================================================================================

                                                                     WPP/Page 30


INDEPENDENT REVIEW REPORT TO WPP GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated cash flow statement, the consolidated balance sheet and related notes 1 to 17. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
London
Chartered Accountants

16 August 2007

                                                                     WPP/Page 31


                                  WPP GROUP PLC

              Interim results for the six months ended 30 June 2007
                           in reportable US Dollars(1)

          Unaudited illustrative consolidated interim income statement for the six months ended 30 June 2007

                                                        Six months        Six months                                        Year
                                                             ended             ended                                       ended
                                                           30 June           30 June                                 31 December
                                                              2007              2006                                        2006
--------------------------------------------------------------------------------------------------------------------------------
                                                                $m                $m               +/(-)%                     $m
Billings                                                  29,747.8          25,823.5               15.2                55,435.0
--------------------------------------------------------------------------------------------------------------------------------

Revenue                                                    5,764.3           5,132.6               12.3                10,910.9
Direct costs                                                (299.1)           (266.9)             (12.1)                 (547.2)
--------------------------------------------------------------------------------------------------------------------------------
Gross profit                                               5,465.2           4,865.7               12.3                10,363.7
Operating costs                                           (4,833.2)         (4,310.8)             (12.1)               (8,982.8)
--------------------------------------------------------------------------------------------------------------------------------
Operating profit                                             632.0             554.9               13.9                 1,380.9
Share of results of associates                                38.3              45.6              (16.0)                   76.3
--------------------------------------------------------------------------------------------------------------------------------
Profit before interest and taxation                          670.3             600.5               11.6                 1,457.2
Finance income                                               112.4              90.0               24.9                   200.9
Finance costs                                               (201.0)           (172.4)             (16.6)                 (386.9)
--------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                       581.7             518.1               12.3                 1,271.2
Taxation                                                    (179.8)           (165.7)              (8.5)                 (371.6)
--------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                        401.9             352.4               14.0                   899.6
--------------------------------------------------------------------------------------------------------------------------------

Attributable to:
Equity holders of the parent                                 359.9             319.0               12.8                   812.4
Minority interests                                            42.0              33.4              (25.7)                   87.2
--------------------------------------------------------------------------------------------------------------------------------
                                                             401.9             352.4               14.0                   899.6
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Headline PBIT                                                757.6             650.4               16.5                 1,600.9
Headline PBIT margin                                          13.1%             12.7%                                      14.7%
Headline PBT                                                 668.6             570.3               17.2                 1,430.5

--------------------------------------------------------------------------------------------------------------------------------

Reported earnings per share(2)
Basic earnings per ordinary share                             30.3(cent)        26.5(cent)         14.3                  67.6(cent)
Diluted earnings per ordinary share                           29.0(cent)        25.7(cent)         12.8                  65.6(cent)

--------------------------------------------------------------------------------------------------------------------------------

Headline earnings per share(2)
Basic earnings per ordinary share                             37.6(cent)        30.8(cent)         22.1                  80.9(cent)
Diluted earnings per ordinary share                           36.0(cent)        29.9(cent)         20.4                  78.4(cent)

================================================================================================================================

(1) The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.9703 to the pound for the period ended 30 June 2007 (period ended 30 June 2006: US$1.7908; year ended 31 December 2006: US$1.8432).
(2) The basis of the calculations of the Group's earnings per share and Headline earnings per share are set out in note 9 of Appendix 1.

                                                                     WPP/Page 32


                                  WPP GROUP PLC

                        GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based / fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2007 exchange rates to local currency reported results for the current and prior year. This gives a US dollar - denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as Headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Headline earnings

Headline PBT less taxation and minority interests.

Headline operating profit / Headline PBIT

Profit  before  finance  income/costs,   taxation,  investment  gains,  goodwill
impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates.

Headline PBT

Profit before taxation, investment gains, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma ('like-for-like')

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms `pro forma' and `like-for-like' interchangeably.